UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number: 001-35135

Sequans Communications S.A.
(Translation of Registrant’s name into English)

15-55 boulevard Charles de Gaulle
92700 Colombes, France
Telephone : +33 1 70 72 16 00
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No☑
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The information in this report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933, as amended, of the registrant: Form S-8 (File Nos. 333-187611, 333-194903, 333-203539, 333-211011, 333-214444, 333-215911, 333-219430, 333-226458, 333-233473, 333-239968, 333-259914 and 333-266481) and Form F-3 (File Nos. 333-255865 and 333-271884).

EXPLANATORY NOTE

On August 23, 2024, Sequans Communications S.A. (“Sequans” or the “Company”) entered into an asset purchase agreement (the “Agreement”) to sell its 4G technology portfolio to Qualcomm Technologies, Inc. (“QTI” or the “Purchaser”), a subsidiary of Qualcomm Incorporated, for $200 million, in an all-cash transaction. Sequans will retain full rights to use the acquired technology commercially, via a perpetual, license, allowing Sequans to continue developing its 4G business.

Under the terms of the Agreement, QTI will acquire Sequans’ 4G technology, specifically LTE-M/NB-IoT and LTE Cat 1bis products technology, marketed by Sequans as Monarch 2 and Calliope 2. Sequans will retain the ownership of all its 5G technology, trademarks, domain names and patents and a 4G license which includes the right to sell, support, maintain and enhance these existing products on a royalty-free basis. The Company also has the right to develop new generations of 4G products using the acquired technology, subject to payment of royalties to QTI under certain circumstances. This transaction will not affect Sequans’ existing business and its contractual obligations or operations with customers, suppliers and industry partners. QTI will assume certain liabilities arising out of, or relating to, the ownership and use of the purchased assets and hired employees, from and after the closing. Sequans will retain all other liabilities, other than the expressly assumed liabilities.

In connection with the sale of the 4G technology portfolio, Sequans will license, royalty-free to QTI its complete patent portfolio and its Taurus 5G technology, granting QTI the rights to develop, manufacture and sell QTI products based on this technology. Also, in connection with this transaction, approximately 74 employees of Sequans’ engineering team are expected to transfer to QTI. Sequans and QTI will enter into a transition services agreement at closing pursuant to which Sequans and QTI will provide reciprocal technical services to ensure a smooth transition of the transaction, along with facilities and IT support.

The Agreement contains representations, warranties and covenants of the Company and Purchaser that are customary for a transaction of this nature, including among others, covenants regarding the conduct of the Company’s business before closing, prohibiting the Company from engaging in certain kinds of activities during such period without the consent of Purchaser, the use of commercially reasonable efforts to cause the conditions to the transaction to be satisfied, a one year post-closing employee non-solicitation, and no liquidation of Sequans prior to distribution of the escrow fund. The Company has agreed to an exclusive dealing covenant restricting its ability to solicit alternative proposals from third parties and to provide non-public information to third parties regarding alternative proposals. In addition, the Company has agreed to indemnify the Purchaser for certain damages, subject to certain caps.

The Agreement contains certain termination rights for each of the Company and Purchaser, including if (i) the closing has not occurred on or prior to October 31, 2024 and (ii) any non-appealable final judgment permanently prohibits completion of the transactions. Either party can terminate the Agreement upon a breach of any representation, warranty, covenant, or obligation made by the other party (subject to certain procedures and materiality exceptions).

The transaction is expected to close by mid October 2024, subject to customary closing conditions, French regulatory approval and the acceptance of employment offers by certain key employees and at least 90% of the identified employees. If French regulatory approval is the only remaining closing condition, the termination date shall be automatically extended from October 31, 2024 to December 31, 2024. Upon closing of the transaction, the Monarch 2 license executed in June 2024 between Sequans and QTI shall terminate, and the $15 million license fee paid to the Company in June 2024 will be credited against the $200 million purchase price. The remaining $185 million cash consideration will be paid by QTI upon closing, of which $10 million will be paid directly into an escrow fund to cover indemnification obligations. The balance of the escrow fund, if any, will be released at the end of the 12-month warranty period. The proceeds from this transaction will be used to repay outstanding debt and for general operating purposes.

Forward Looking Statements

This document contains certain statements that are, or may be deemed to be, forward-looking statements with respect to the financial condition, results of operations and business of Sequans following completion of the transaction. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, the timing and benefits thereof, as well as other statements that are not historical fact. These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements also often use words such as “anticipate,” “target,” “continue,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “goal,” “believe,” “hope,” “aims,” “continue,” “could,” “project,” “should,” “will” or other words of similar meaning. These statements are based on assumptions and assessments made by Sequans in light of its experience and perception of historical trends, current conditions, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. Such forward-looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to obtain necessary regulatory or other approvals; the outcome of legal proceedings that may be instituted against Sequans and/or others relating to the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; and negative effects of this announcement or the consummation of the proposed transaction on the market price of Sequans’ ADS and ordinary shares. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business and competitive environments, market and regulatory forces. If any one or more of these risks or uncertainties materializes or if any one or more of the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Such forward looking statements should therefore be construed in the light of such factors. A more complete description of these and other material risks can be found in Sequans’ filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2023, subsequent filings on Form 6-K and other documents that may be filed from time to time with the SEC. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. Sequans undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by applicable law.

EXHIBIT INDEX

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press release dated August 23, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEQUANS COMMUNICATIONS S.A. (Registrant)
Date: August 23, 2024	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer